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                                                                      EXHIBIT 21

                     LIST OF SUBSIDIARIES OF THE REGISTRANT

As of December 31, 2002, the Registrant owned all of the issued and outstanding capital stock of (1) Great Bay Power Marketing, Inc., a Maine corporation, and
(2) BayCorp Ventures, LLC, a Delaware limited liability company.

On December 31, 2002, the Registrant's wholly-owned subsidiaries, (1) Great Bay Power Corporation, a New Hampshire corporation, and (2) Little Bay Power Corporation, a New Hampshire corporation, were dissolved.

As of December 31, 2002, the Registrant owned approximately 46.4% of the issued and outstanding capital stock of HoustonStreet Exchange, Inc., a Delaware corporation ("HSE-Del.") (giving effect to the conversion into HoustonStreet Common Stock of all issued and outstanding shares of HoustonStreet Preferred Stock convertible into HoustonStreet Common Stock).

In May 2002, HSE-Del.'s approximately 86%-owned subsidiary, HoustonStreet B.V., a Netherlands company, was dissolved.

In May 2002, HoustonStreet B.V.'s wholly-owned subsidiary, HoustonStreet Exchange, Ltd., a company formed under the laws of England and Wales, was dissolved.

Great Bay Power Marketing, Inc. conducts business only under the business name of Great Bay Power Marketing, Inc. BayCorp Ventures, LLC conducts business only under the business name of BayCorp Ventures, LLC. HSE-Del. Conducts business only under the names HoustonStreet Exchange, Inc. and HoustonStreet and HoustonStreet.com.